SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES NINETEEN NEW PROGRAMS THIS PAST

MONTH

September 24th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of nineteen new programs over the past month between 18th August and 23rd September 2015.

The nineteen programs were launched for thirteen unique clients, ten of which were repeat clients. Four of the programs were on the SnippRewards platform and good examples of the power of integrating Snipp’s receipt processing and rewards solutions. Snipp also launched one promotion in Canada and one in the UK this last month.

David Hargreaves, Chief Client Officer of Snipp, said, “We are extremely pleased that more and more prominent brands across multiple verticals and markets are using the Snipp’s one-stop incentive marketing solutions to engage their customers and drive sales and ROI. Snipp has continued to build on its expertise and our clients and their programs are a continual validation of our integrated solutions.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases. All programs are also available at www.snipp.com/clients.

CPG Nationwide Rewards Promotion. A leading CPG company (and repeat Snipp client) is running a promotion on the SnippCheck platform this holiday season for their Baking Soda product. Consumers who purchase any qualifying products can submit a picture of their purchase receipt toreceive a onetime download link for a Martha Stewart Living Cakes and Cupcakes eRecipe booklet. See more here: http://bit.ly/1NO6iMe

Food & Beverage Company Retailer-Specific Sweeps. A global food and beverage giant (and repeat Snipp client) has launched a sweepstakes to leverage its sponsorship of the National Football League across its portfolio of brands. Consumers who text-in a unique keyword are sent back a link to micro-sites where they can fill out a registration form to enter the sweepstakes. See more here: http://bit.ly/1OUalaP

Retailer-Specific Retargeting Program for Pet Food Brand. A leading pet food company has launched a retargeting program on the SnippCheck platform to incentivize purchases of its pet food. Consumers who purchase any pack of the brand’s pet food can snap and send in a picture of their receipt. Once the receipt is validated, the consumer will receive a travel pet bowl. In addition these shoppers will be retargeted within 2 or 4 weeks of their submission date and sent an email with a digital coupon they can use on their next brand product purchase at the specific retailer. See more here: http://bit.ly/1OUaniQ

Two Text-to-Win Sweepstakes for a Food Manufacturer. A leading deli meats and bacon manufacturer (and Snipp repeat client) is running two new promotions utilizing Snipp’s Snipp2U messaging platform to promote their sponsorship of a professional American football team. Consumers can text the keyword during the offer period and receive a link to specific brand microsite, where they can enter a sweepstakes to win prizes including tickets to a game, a tailgate experience and a trip to a game in London. See more here: http://bit.ly/1VaxLxA, http://bit.ly/1iNzVCe

State-Specific Sweepstakes for Alcohol Brand. Consumers from within a particular state can text in a keyword and register on the promotion site to enter to win a trip to the brand distillery. Snipp is validating the age and resident state for each entrant prior to entering the contest. See more here: http://bit.ly/1KSwRz8

No Purchase Necessary Sweepstakes for Spirits Brand. Snipp has launched a program for a spirits brand for a large communication solutions agency and existing Snipp client. Consumers can text in a keyword to receive a link to an age-gated web page, where they can then register to be entered into the sweepstakes to win prizes to be drawn weekly. Snipp’s Snipp2U messaging solution is being used to power the entire promotion including the age-gate. See more here: http://bit.ly/1Lyx4Z3

Retailer Cash Back Offer for Beauty Products. A leading coupon site and existing Snipp client has launched another program through its API integration with the SnippCheck receipt processing solution. Consumers get $10 cash back in the form of a PayPal credit when they spend $75 or more in-store at this beauty products retailer.

UK Retailer-Specific Cash Back Offer. Snipp launched a program with the UK based operations of a leading coupon company via its SnippCheck API. Customers who purchase 25 GBP of goods at a specific retailer receive a 5 GBP PayPal rebate.

Tiered Promotion for Oil & Gas Company. Snipp has launched phase 2 of a program on the SnippCheck platform in partnership with a leading movie ticketing company (and existing Snipp partner). A large American multinational oil and gas corporation has launched the second tier of a promotion, where consumers who received a reward in the first tier of the promotion can purchase an oil-change service at brand locations and send in their purchase receipt for a $25 eGift card.

Mobile Loyalty Platform Integration. A leading mobile loyalty network company (and repeat client) has integrated SnippCheck into their mobile ad network and launched three unique programs this past month. Ads displayed across the company’s network direct consumers to a Snipp-enabled promotional microsite. Consumers who purchase qualifying products from any retailer can snap and upload their qualifying receipts through the microsite, which is in turn integrated with the Snipp’s API. Once their receipts are validated, consumers are rewarded with loyalty points.

Pasta Brand Promotion. Consumers can upload a photo of their qualifying purchase receipt from any retailer to win loyalty points.

Multiple QSR brands Promotion. Consumers can purchase any products from multiple leading Quick Service Restaurant chains and upload a photo of their purchase receipt to win loyalty points.

Multiple Promotions for Large Digital/Mobile Promotions Agency.

A digital, social and mobile marketing company has put together three promotions this past month on the SnippCheck receipt-processing platform to drive purchases for its clients. SnippCheck’s receipt processing technology has been integrated such that customers can submit receipts directly via a Snipp Widget on the client’s website. The promotions are being advertised via e-mail and in-store nationwide.

Coffeehouse Chain e-gift Card Promotion. A leading coffeehouse chain is running a promotion to drive purchase of their packaged products at retailers. Consumers who purchase qualifying products can snap a picture of their receipt and submit via web upload to get $5 e-gift card.

Sports Drink Multipack Purchase Reward Promotion. Consumers that purchase 3 multi-packs of the brand at any retailer can upload their receipt through the SnippCheck widget to receive a movie reward code. Consumers that purchase 6 multipacks of will receive 2 reward codes.

Gas Station Sweepstakes. Consumers that purchase gas and upload their receipt qualify for an entry into a sweepstakes to win a Jeep® Wrangler Sport and other prizes. SnippCheck is validating all receipts and in addition collecting information like store location, date and time of purchase and gallons sold along with the price.

Snipp Interactive also launched four new campaigns on the SnippRewards platform this past month.

Retailer-Specific CPG Promotion. To incentivize brand sales at a leading retail chain in Canada, an American multinational CPG company has launched a program on the Snipp platform. Consumers who purchase qualifying products at participating retailer locations across Canada can submit a picture of their receipt to receive a redemption code that can be redeemed for a free song download. See more here: http://bit.ly/1G4shs9

CPG Holiday Gift Pack Promotion. The same company launched another rewards promotion where specially marked company Holiday Gift Packs at participating retailers nationwide have a download coupon inside the gift pack. Consumers who purchase the Holiday Gift Pack can redeem the coupon at the custom branded site for 3 credits applicable towards Warner Music, eBooks or Mobile Apps.

Cheese Brand Movie Promotion. A leading brand of cheese has launched a rewards program on the SnippRewards platform where consumers who purchase specially marked packages of string cheese can get a chance to win a Goosebumps eBook. All participating consumers also receive an entry into the Grand Prize to win a private theatrical screening of the Goosebumps movie. See more here: http://bit.ly/1PwcTde

Make-up & Beauty Brand Music Promotion. A leading make-up brand has launched a rewards program promoting the music of Katy Perry. Consumers who purchase specially marked brand “Katy Perry Merry Perry” Holiday Gift Packs at specific retailers will receive a download card with a reward code inside the gift pack. Codes are worth one credit each to be used for Music from the SnippRewards library or Katy Perry content on Amazon.com. See more here: http://bit.ly/1iNBOir

Visit the website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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